                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                         Commission file number: 0-21250

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Gymboree 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Gymboree Corporation
                              700 Airport Boulevard
                                    Suite 200
                            Burlingame, CA 94010-1912

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       GYMBOREE
                                       401(k) PLAN


Date:  August 18, 1999                 By  /s/   L. H. Meyer
                                           ---------------------------
                                           L. H. Meyer




                                                                         1 of 15

                                    GYMBOREE
                                   401(k) PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




                                                                         2 of 15

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                                    GYMBOREE
                                   401(k) PLAN

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1998 and 1997

                                TABLE OF CONTENTS

Independent Accountants' Report......................................4-5

Consent of Independent Accountants.....................................6

Financial Statements:

Statements of Net Assets Available for Plan Benefits...................7
Statement of Changes in Net Assets Available for Plan Benefits,
With Fund Information for the Year Ended December 31, 1998.............8
Statement of Changes in Net Assets Available for Plan Benefits,
With Fund Information for the Year Ended December 31, 1997.............9
Notes to Financial Statements.........................................10

Consent of Independent Accountants....................................15



                                                                         3 of 15

To the Participants and
Plan Administrator of
Gymboree
401(k) Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the financial statements and supplemental schedules of Gymboree 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The supplemental information included in Schedule G - Financial Schedules does not disclose 5% reportable transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in Schedule G is the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net


                                                                         4 of 15
assets available for plan benefits for each fund. The supplemental information in Schedule G and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion except for the omission of the information discussed in the preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                             MOHLER, NIXON & WILLIAMS
                                             Accountancy Corporation

Campbell, California
August 18, 1999


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                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the use of our name on our report, dated August 18, 1999, with respect to the financial statements of the Gymboree 401(k) Plan for the years ended December 31, 1998 and 1997, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.



                                             MOHLER, NIXON & WILLIAMS
                                             Accountancy Corporation

Campbell, California
August 18, 1999


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

                                    GYMBOREE
                                  401(k) PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                             December 31,
                                                     ---------------------------
                                                        1998             1997
                                                     ----------       ----------
Investments, at fair value                           $4,319,889       $3,201,278
Investments, at contract value                                           184,530
                                                     ----------       ----------
    Net assets available for plan benefits           $4,319,889       $3,385,808
                                                     ==========       ==========




                     See independent accountants' report and
                  accompanying notes to financial statements.


                                                                         7 of 15

                                    GYMBOREE
                                   401(k) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                                                             For the year ended December 31, 1998
                                                             ------------------------------------

                                    Net assets available                       Participants'     Withdrawals    Dividends
                                     for plan benefits at     Employer's     contributions/         and            and
                                      December 31, 1997     contribution        rollovers       distributions    interest
                                    --------------------    ------------     --------------     -------------   ----------
Merrill Lynch Funds                    $3,095,372
Van Kampen:
   Enterprise Fund                             --            $  22,244         $  154,401        ($446,495)      $ 12,286
   Emerging Growth Fund                        --               36,619            242,364          (41,495)
   Corporate Bond Fund                         --                8,683             60,690          (15,267)         1,623
   Stable Value Fund                           --               46,545            372,155          (49,602)        15,741
   American Value Fund                         --               20,472            139,034          (28,552)
   International Magnum Fund                   --               10,564             64,967         (175,107)
   Value Fund                                  --               14,957             82,694         (116,064)         4,249
Putnam:
   The George Putnam Fund of Boston            --                  246              5,263
   Investors Fund                              --                1,007             14,114             (190)        42,136
   Voyager Fund                                --                  718             10,088                          34,495
   Diversified Income Fund                     --                  238              3,314              (11)           388
   New Opportunities Fund                      --                  449              8,237             (108)        15,267
   International Growth Fund                   --                   86              5,028              (77)        20,009
   Stable Value Fund                           --                1,430             11,000              (18)            19
The Gymboree Stock Fund                   193,076                6,039             31,677          (11,936)        20,070
Participant loans                          97,360                                                  (12,174)         4,226
                                       ----------            ---------         ----------        ---------       --------
Total                                  $3,385,808            $ 170,297         $1,205,026        ($897,096)      $170,509
                                       ==========            =========         ==========        =========       ========


                                                                  For the year ended December 31, 1998
                                                                  ------------------------------------
                                    Net appreciation
                                     (depreciation)                                                Increase     Net assets available
                                     in fair value of  Net loan    Administrative    Transfers   (decrease) in  for plan benefits at
                                       investments     activities       fees          in (out)    net assets     December 31, 1998
                                     ---------------   ----------  --------------     --------    ----------     -----------------
Merrill Lynch Funds                                                                ($3,095,372)  ($3,095,372)      $       --
Van Kampen:
   Enterprise Fund                      $ 204,075       ($19,033)        ($405)         72,927                             --
   Emerging Growth Fund                    13,390         (2,963)       (1,201)       (246,714)                            --
   Corporate Bond Fund                        612         (3,406)                      (52,935)                            --
   Stable Value Fund                        2,758        (61,787)                     (325,810)                            --
   American Value Fund                        178          1,047          (384)       (131,795)                            --
   International Magnum Fund               47,744         (7,346)          (99)         59,277                             --
   Value Fund                              (1,329)        (1,743)          (15)         17,251                             --
Putnam:
   The George Putnam Fund of Boston            56                                                      5,565            5,565
   Investors Fund                         107,724                                    1,531,027     1,695,818        1,695,818
   Voyager Fund                            15,393                                      465,021       525,715          525,715
   Diversified Income Fund                   (694)                                      62,623        65,858           65,858
   New Opportunities Fund                  39,751                                      438,379       501,975          501,975
   International Growth Fund               23,829                                      651,074       699,949          699,949
   Stable Value Fund                        2,798                                      556,024       571,253          571,253
The Gymboree Stock Fund                  (168,836)         1,308                          (977)     (122,655)          70,421
Participant loans                                         93,923                                      85,975          183,335
                                        ---------       --------      --------     -----------   -----------       ----------
Total                                   $ 287,449       $     --       ($2,104)    $         -   $   934,081       $4,319,889
                                        =========       ========      ========     ===========   ===========       ==========


                     See independent accountants' report and
                   accompanying notes to financial statements


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


                                    GYMBOREE
                                  401(k) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                                                              For the year ended December 31, 1997
                                                         ---------------------------------------------

                                    Net assets available                       Participants'     Withdrawals    Dividends
                                     for plan benefits at     Employer's     contributions/         and            and
                                      December 31, 1996     contribution        rollovers       distributions    interest
                                    --------------------    ------------     --------------     -------------   ----------
Merrill Lynch:
 Capital Fund                            $337,858              $20,629           $122,197         ($56,955)       $35,527
 Growth Fund                            1,195,396               75,793            440,149         (302,033)       125,237
 Global Allocation Fund                   598,540               34,129            203,527         (175,159)        88,166
 Retirement Preservation
   Trust Fund                             166,070                9,746             92,546          (58,383)        10,256
 CMA Money Fund                            59,700
The Gymboree Stock Fund                   149,748               10,451             66,146          (61,254)            94
Participant loans                         112,635                                                  (63,711)         8,323
Receivables                                38,114
Payables                                  (49,119)
                                       ----------             --------           --------        ---------       --------
Total                                  $2,608,942             $150,748           $924,565        ($717,495)      $267,603
                                       ==========             ========           ========        =========       ========



                                                                      For the year ended December 31, 1997
                                                                      ------------------------------------
                                    Net appreciation
                                     (depreciation)                                  Increase       Net assets available
                                     in fair value of  Net loan      Transfers     (decrease) in    for plan benefits at
                                       investments     activities     in (out)       net assets      December 31, 1997
                                     ---------------   ----------  --------------  -------------    ---------------------
Merrill Lynch:
 Capital Fund                             $39,410       $  4,702      ($22,890)       $142,620            $  480,478
 Growth Fund                              108,116        (27,082)        5,276         425,456             1,620,852
 Global Allocation Fund                   (22,705)          (367)         (714)        126,877               725,417
 Retirement Preservation
   Trust Fund                                            (17,611)      (18,094)         18,460               184,530
 CMA Money Fund                                                         24,395          24,395                84,095
The Gymboree Stock Fund                    26,624            245         1,022          43,328               193,076
Participant loans                                         40,113                       (15,275)               97,360
Receivables                                                            (38,114)        (38,114)                   --
Payables                                                                49,119          49,119                    --
                                         --------       --------      --------        --------            ----------
Total                                    $151,445       $     --      $     --        $776,866            $3,385,808
                                         ========       ========      ========        ========            ==========




                     See independent accountants' report and
                   accompanying notes to financial statements.



                                                                         9 of 15

                                    GYMBOREE
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

     The following description of the Gymboree 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1992 by the The Gymboree Corporation (the Company) to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who have completed one year of service and are age 21 or older. Effective December 1, 1998, the Company amended and restated the Plan and Trust Agreement designating Putnam Fiduciary Trust Company (Putnam) successor trustee of the Plan.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act (ERISA).

ADMINISTRATION -

     The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. Concurrent with the appointment of Putnam as successor trustee, the Committee designated Putnam to replace Van Kampen American Capital as custodian and third-party administrator. Substantially all expenses incurred for administering the Plan are paid by the Company.

INVESTMENTS -

     Plan assets are invested in mutual funds and Gymboree Corporation common stock, The Gymboree Stock Fund, based solely on instructions received from participants. For the year ended December 31, 1997, Merrill Lynch Pierce Fenner and Smith (Merrill Lynch) was custodian of Plan assets and Plan investments included five mutual funds sponsored by Merrill Lynch. Effective January 1, 1998, Plan assets were transferred to the custody of Van Kampen American Capital (Van Kampen) and Merrill Lynch investment funds were replaced with seven new funds sponsored by Van Kampen. In conjunction with the appointment of Putnam as successor trustee of the Plan on December 1, 1998, Van Kampen funds were replaced with seven new funds sponsored by Putnam.


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     Plan investments in mutual funds as well as The Gymboree Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

VESTING -

     Participants are immediately vested in their entire account balance.

INCOME TAXES -

     The Plan has been amended since receiving its latest favorable determination letter dated June 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

ESTIMATES -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

     The Plan provides for various investment options in any combination from among seven different Putnam mutual funds as well as The Gymboree Stock Fund. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE 2 - PARTICIPATION AND BENEFITS:

PARTICIPANT CONTRIBUTIONS -

     Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant?s direction and are allocated to funds in 1% increments.


                                                                        11 of 15

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

     The Company is allowed to make discretionary matching contributions as defined in the Plan and as approved by the Board of Directors. In 1998 and 1997, the Company matched 50% of each eligible participant's contribution up to a maximum of $500.

PARTICIPANT ACCOUNTS -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Allocation of the Company's contribution is based on participant contributions.

PAYMENT OF BENEFITS -

     Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's account. The Plan allows for automatic lump-sum distribution of participant account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS -

     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at rates established by the Committee and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be extended. The Committee establishes the specific terms and conditions of such loans.

NOTE 3 - PLAN TERMINATION AND/OR MODIFICATION:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.


                                                                        12 of 15

NOTE 4 - INVESTMENTS:

     The following table includes the contract or fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                            1998         1997
                                        ----------   ----------
Putnam:
   The George Putnam Fund of Boston     $    5,565
   Investors Fund                        1,695,818
   Voyager Fund                            525,715
   Diversified Income Fund                  65,858
   New Opportunities Fund                  501,975
   International Growth Fund               699,949
   Stable Value Fund                       571,253
Merrill Lynch:
   Capital Fund                                      $  480,478
   Growth Fund                                        1,620,852
   Global Allocation Fund                               725,417
   Retirement Preservation Trust Fund                   184,530
   CMA Money Market Fund                                 84,095
The Gymboree Stock Fund                     70,421      193,076
Participant loans                          183,335       97,360
                                        ----------   ----------
         Total investments at
             contract or fair value     $4,319,889   $3,385,808
                                        ==========   ==========

NOTE 5 - PARTY IN INTEREST TRANSACTIONS:

     As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 1998 and 1997 was as follows:

                              1998          1997
                            --------      --------
      Number of shares        11,045         7,053
      Cost                  $224,931      $191,372
      Fair value            $ 70,421      $193,076


                                                                        13 of 15

NOTE 6 - YEAR 2000 COMPLIANCE (UNAUDITED):

     The Plan, as with most users of computer software, was required to modify significant portions of its internally used software to enable it to function properly in the year 2000. In addition, the Plan must also insure that its service providers are in compliance with the year 2000 issue. Since the Plan uses mainly third-party software and service providers, it does not anticipate a problem in resolving the year 2000 issue in a timely manner.


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